Exhibit 77(c)

                MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of the Portfolios was held on May 11, 2001

(1) To approve a new Investment Management Agreement between the Registrant, on behalf of the Portfolios, and ING Pilgrim Investments, LLC, an affiliate of the Registrant's current adviser, with no change in the advisory fees payable to the new adviser (For: 8,832,589, Against:
        197,294); and

(2) To ratify the selection of KPMG LLP as independent accountants of the Registrant, on behalf of the Portfolios, for the fiscal year ending December 31, 2001 (For: 8,954,223, Against: 87,094).